UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

English Translation

Buenos Aires, April 30, 2007

Mr. President

National Securities Commission

D. Eduardo Hecker

Re: Notice of Relevant Fact of Edenor S.A. (the “Company”) – Resolution No.434/07 of the Secretary of Energy and Partial Results of IPO

Dear Sir:

In accordance with Article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”) and Article 23 of the Listing Regulation of the Buenos Aires Stock Exchange (“BCBA”), we are pleased to inform you that on April 30, 2007 the Argentine Secretary of Energy published in the Official Gazette its Resolution No.434/07 (“the Resolution”) revising the tariff adjustment timeline contemplated by the Adjustment Agreement between Edenor and the Argentine government, which was ratified by Decree PEN No.1957 on December 28, 2006 .

The Resolution provides that the transition period established by the Adjustment Agreement will remain in effect from January 6, 2002 until the Integral Tariff Adjustment (“RTI”) contemplated by the Adjustment Agreement goes into effect.

In addition, the Resolution establishes that the new tariff structure resulting from the RTI will take effect on February 1, 2008. In the event that the tariff resulting from the RTI is higher than the tariff contemplated by the Adjustment Agreement, the increase will be made in two phases, as provided in the Adjustment Agreement: the first adjustment will take effect February 1, 2008 and the second will take effect 6 months later in the proportions set forth in the Adjustment Agreement.

The Resolution also requires the Company to present an investment plan by no later than May 1, 2007. The Company has already complied with this requirement. Finally, the Resolution extends the obligations and commitments regarding the suspension of claims against the Argentine government and other matters set forth in the Adjustment Agreement until the entry into force of the new tariff structure resulting from the RTI, allowing the Company and its shareholders to reassert their suspended claims if this new tariff structure does not come into effect as described above.

On a separate matter, we inform you that the Company’s initial public offering and capital increase was partially concluded today. The Company sold 74,844,900 new Class B shares, in the form of American Depositary Shares (ADS’s), in the international capital markets, in accordance with the terms of the prospectus filed with and approved by the CNV (the “CNV Prospectus”).

In addition, in connection with the Company’s capital increase, Dolphin Energia S.A. (DESA) and IEASA S.A. (IEASA) contributed 38,170,909 Class B shares of the Company to Electricidad Argentina, S.A. (EASA), Edenor’s controlling shareholder, which had been transferred by New Equity Ventures LLC (“NEV”) to DESA and IEASA. The contributed shares were converted to Class A shares to ensure that EASA continues to hold at least 51% of the Company’s capital stock in the form of Class A shares in accordance with the terms of the Company’s concession. The Company also requested Caja de Valores S.A. the extension and registration to these new Class A shares of the existing share pledge in favor of the Argentine government in accordance with the terms of the Rules for the International Public Auction of the Concession of Edenor S.A., as well as the related pledge agreements dated August 31, 1992 and July 14, 1994. These agreements require EASA to extend the first priority lien securing the concession to any Class A shares subsequently acquired by EASA. In addition, the Adjustment Agreement provides that the pledge securing the concession will also extend to the Company’s obligations under the Adjustment Agreement. As of this date, 51% of Edenor’s capital stock, held entirely by EASA, totals 462,292,111 shares.

In addition, one of the Company’s shareholders, NEV, sold 49,401,480 Class B shares in the form of ADSs in the international capital markets, while another shareholder, EDF International S.A. (“EDFI”), also sold 179,049,520 Class B shares in the form of ADSs. The total amount of shares sold by these shareholders will depend on whether the overallotment option granted by these shareholders to the international underwriters is exercised within 30 days from April 25, 2007, as described in the CNV Prospectus.

Regarding the Company’s Class C shares, which are held by the Company’s Employee Stock Participation Program (“PPP”), the PPP was partially cancelled (according to a procedure agreed with the Argentine government) and 81,208,416 Class B shares (which had been previously held as Class C shares) were sold in a public offering in Argentina. Approximately 1,952,604 Class C shares, representing 0.2% of Edenor’s capital stock, remain outstanding.

Very truly yours,

Juan Gregorio Nazar

Attorney-in-Fact

Edenor S.A.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 2, 2007